UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.

350 Park Avenue, 20th Floor

New York, New York 10022

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

Financial Statements and Supplemental Schedule

(Unaudited)

*  Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

	December 31,
	2017	2016

Assets
Investments at fair value:
Investments, at fair value	$8,447,023	$4,337,602
Cash equivalents including money market funds	700,016	2,103,209
Total Investments at fair value	$9,147,039	$6,440,811

Receivables:
Employer’s contributions	$377,867	$335,848
Notes receivable from participant loans	73,690	63,074
Total Receivables	$451,557	$398,922

Total Assets	$9,598,596	$6,839,733

Net Assets Available for Benefits	$9,598,596	$6,839,733

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

For the Year Ended December 31, 2017

Additions to net assets:
Investment Income:
Interest and dividends	$448,068
Net appreciation in fair value of investments	679,484
Total investment income	1,127,552

Contributions:
Participant’s Contributions	$655,514
Employer’s Contributions	377,867
Rollovers	605,821
Total contributions	1,639,202

Interest on notes receivable from participants	$2,749

Total additions to net assets	$2,769,503

Deductions from net assets:
Benefits distributed to participants	$9,026
Administrative expenses	1,614
Total deductions from net assets	$10,640

Increase in net assets available for plan benefits	$2,758,863

Net assets available for benefits:
Beginning of year	6,839,733
End of year	$9,598,596

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

Notes to the Unaudited Financial Statements

December 31, 2017

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan.  The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”).  In February 2017, the Company transferred the recordkeeping, trustee services and investment options for the Plan to the Trustee.  Prior to that date, the Plan’s investments were self-directed and were held in a trust for which Morgan Stanley Smith Barney, LLC served as trustee.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”).  For 2017, this limit was $18,000.  Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,000 per participant in 2017.  Participants may change their deferral percentage as applicable at the beginning of each payroll period.  Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan.  A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan.  Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules.  For 2017, the annual maximum employer matching contribution for each eligible participant was $10,800.  Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon.  During 2017, the Company made matching contributions of $335,848 with respect to eligible employee contributions made during 2016.  In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan.  The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested.  The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements.  Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option.  In addition, the Plan document requires that both the Company’s common and preferred stock be offered as a core investment option, subject to compliance with ERISA.  Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy.  See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

Notes to the Unaudited Financial Statements

December 31, 2017

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code.  The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence.  A participant may have only two loans outstanding at a time.  The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration the loan of prime plus one percentage point.  At December 31, 2017, loans outstanding to participants had interest rates ranging from 4.25% to 5.25% and will mature at various dates through November, 2022.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service.  The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan.  Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan.  Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto.  Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value.  Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year.  Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year.  Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits.  Interest and dividend income is recorded when received.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

Notes to the Unaudited Financial Statements

December 31, 2017

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance.  Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2017:

Name of Fund	Name of Fund
Fidelity 500 Index Fund - Premium Class	Fidelity Freedom Income Fund
Fidelity Blue Chip Growth Fund	Fidelity Global ex U.S. Index Fund - Premium Class
Fidelity Emerging Markets Fund	Fidelity Money Market Trust Retirement Government Money Market Portfolio
Fidelity Extended Market Index Fund - Premium Class	Fidelity Overseas Fund
Fidelity Freedom 2005 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2010 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2015 Fund	Fidelity U.S. Bond Index Fund - Premium Class
Fidelity Freedom 2020 Fund	Fidelity Value Fund
Fidelity Freedom 2025 Fund	Goldman Sachs Inflation Protected Securities Fund Class IR
Fidelity Freedom 2030 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2035 Fund	Janus Enterprise Fund Class T
Fidelity Freedom 2040 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2045 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2055 Fund	Wells Fargo Special Small Cap Value Fund - Class Admin
Fidelity Freedom 2060 Fund

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates.  Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA.  As of December 31, 2017, participants in the Plan held 124,821 shares of MFA Financial, Inc. Common Stock valued at $989,589 and 6,757 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at $171,966.  Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $73,690 at December 31, 2017.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN

Notes to the Unaudited Financial Statements

December 31, 2017

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions.  In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in these financial statements through June 20, 2018, which is the date these financial statements were available to be issued.  No such transactions required recognition or disclosure in these financial statements.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Assets Held For Investment Purposes

December 31, 2017

(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

* MFA Financial, Inc.	Common Stock, shares: 124,821	$989,589
Liberty Global Plc LiLAC Class C	Common Stock, shares: 8,087	160,850
Facebook Inc	Common Stock, shares: 735	129,698
Tesla Inc	Common Stock, shares: 400	124,540
IRSA Inversiones y Representaciones	Common Stock, shares: 4,000	118,400
Equity Residential	Common Stock, shares: 1,500	95,655
YPF SA	Common Stock, shares: 4,000	91,640
Apple Inc	Common Stock, shares: 503	85,207
Bank of America Corp	Common Stock, shares: 2,578	76,114
Royal Bank of Canada	Common Stock, shares: 797	65,037
Xenia Hotels & Resorts Inc	Common Stock, shares: 3,000	64,770
Citigroup Inc	Common Stock, shares: 758	56,374
AvalonBay Communities Inc	Common Stock, shares: 300	53,523
Verizon Communications Inc	Common Stock, shares: 1,011	53,519
Alphabet Inc	Common Stock, shares: 50	52,320
Forest City Realty Trust Inc	Common Stock, shares: 2,000	48,200
Alexander’s Inc	Common Stock, shares: 120	47,747
CenturyLink Inc	Common Stock, shares: 2,851	47,547
New Residential Investment Corp	Common Stock, shares: 2,158	38,587
PepsiCo Inc	Common Stock, shares: 306	36,732
Intel Corp	Common Stock, shares: 702	32,412
Fannie Mae	Common Stock, shares: 12,000	31,800
The Home Depot Inc	Common Stock, shares: 122	23,188
The Walt Disney Co	Common Stock, shares: 201	21,659
DowDuPont Inc	Common Stock, shares: 280	19,942
New York Community Bancorp Inc	Common Stock, shares: 1,500	19,530
AG Mortgage Investment Trust I	Common Stock, shares: 1,000	19,010
Liberty Global PLC Class A	Common Stock, shares: 500	17,920
Barclays Bank PLC	Common Stock, shares: 2,700	17,658
Liberty Global PLC Class C	Common Stock, shares: 500	16,920
Arcam AB	Common Stock, shares: 400	16,855
Deere & Co	Common Stock, shares: 101	15,879
Union Pacific Corp	Common Stock, shares: 102	13,623
Ellington Residential Mortgage	Common Stock, shares: 1,000	12,040
iRobot Corp	Common Stock, shares: 150	11,505
PennyMac Mortgage Investment	Common Stock, shares: 700	11,249
Apollo Commercial Real Estate	Common Stock, shares: 500	9,225
Microsoft Corp	Common Stock, shares: 102	8,687
Apache Corp	Common Stock, shares: 201	8,495

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Assets Held For Investment Purposes

December 31, 2017

(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Exxon Mobil Corp	Common Stock, shares: 101	8,442
Colony NorthStar Inc	Common Stock, shares: 725	8,272
Under Armour Inc	Common Stock, shares: 500	7,215
Michael Kors Holdings Ltd	Common Stock, shares: 100	6,295
Twitter Inc	Common Stock, shares: 200	4,802
Transocean Ltd	Common Stock, shares: 392	4,187
The ExOne Co	Common Stock, shares: 400	3,360
Activision Blizzard Inc	Common Stock, shares: 50	3,166
Panasonic Corp	Common Stock, shares: 200	2,929
KKR Real Estate Finance Trust	Common Stock, shares: 110	2,201
Sirius XM Holdings Inc	Common Stock, shares: 400	2,144
Cherry Hill Mortgage Investment	Common Stock, shares: 115	2,069
Liberty Global Plc LiLAC Class A	Common Stock, shares: 87	1,753
Arlington Asset Investment Corp	Common Stock, shares: 125	1,473
MTGE Investment Corp	Common Stock, shares: 75	1,388
Chimera Investment Corp	Common Stock, shares: 75	1,386
Annaly Capital Management Inc	Common Stock, shares: 75	892
CYS Investments Inc	Common Stock, shares: 100	802
360 Blockchain Inc	Common Stock, shares: 3,100	631
New York Mortgage Trust Inc	Common Stock, shares: 100	616
Seadrill Ltd	Common Stock, shares: 1,000	230
Impac Mortgage Holdings Inc	Common Stock, shares: 10	102
Frontier Communications Corp	Common Stock, shares: 7	46
WMIH Corp	Common Stock, shares: 1	1
	Sub-Total	$2,828,048

* MFA Financial, Inc.	Preferred Stock, shares: 6,757	171,966
AGNC Investment Corp	Preferred Stock, shares: 6,000	155,040
Annaly Capital Management Series E	Preferred Stock, shares: 5,895	148,849
AG Mortgage Investment Trust	Preferred Stock, shares: 5,000	126,650
CYS Investments Inc Series B	Preferred Stock, shares: 4,625	114,608
Chimera Investment Corp Series B	Preferred Stock, shares: 4,400	113,520
Invesco Mortgage Capital	Preferred Stock, shares: 4,500	112,574
PennyMac Mortgage Investment	Preferred Stock, shares: 4,000	100,920
Dynex Capital Inc	Preferred Stock, shares: 3,500	86,695
Two Harbors Investment Corp	Preferred Stock, shares: 3,000	81,780
Chimera Investment Corp Series A	Preferred Stock, shares: 1,900	49,058
CYS Investments Inc Series A	Preferred Stock, shares: 1,891	47,313
Kinder Morgan Inc	Preferred Stock, shares: 1,000	37,960

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Assets Held For Investment Purposes

December 31, 2017

(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Annaly Capital Management Series C	Preferred Stock, shares: 1,000	25,490
Annaly Capital Management Series D	Preferred Stock, shares: 1,000	25,360
Capstead Mortgage	Preferred Stock, shares: 1,000	25,350
New York Mortgage Trust Series D	Preferred Stock, shares: 1,000	24,690
New York Mortgage Trust Series C	Preferred Stock, shares: 1,000	24,497
Colony Nortstar Inc	Preferred Stock, shares: 800	20,448
Apollo Commercial Real Estate	Preferred Stock, shares: 500	12,905
	Sub-Total	$1,505,673

* Fidelity Freedom 2030 Fund	Mutual funds	417,997
* Fidelity Freedom 2045 Fund	Mutual funds	311,565
* Fidelity Freedom 2040 Fund	Mutual funds	293,987
* Fidelity Blue Chip Growth Fund	Mutual funds	221,592
* Fidelity Freedom 2050 Fund	Mutual funds	207,632
American - The Growth Fund of America Class F	Mutual funds	207,403
American Funds EuroPacific Growth Class F	Mutual funds	206,552
American New Perspective Fund Class F	Mutual funds	203,190
* Fidelity Government Money Market Fund	Mutual funds	180,721
* Fidelity 500 Index Fund	Mutual funds	175,380
* Fidelity Contrafund	Mutual funds	143,289
* Fidelity Freedom 2020 Fund	Mutual funds	126,420
* Fidelity Freedom 2055 Fund	Mutual funds	90,801
* Fidelity Freedom 2035 Fund	Mutual funds	70,089
* Fidelity Emerging Markets Fund	Mutual funds	57,727
* Fidelity Total Bond Fund	Mutual funds	46,619
* Fidelity OTC Portfolio	Mutual funds	43,370
* Fidelity Large Cap Growth Enhanced Index	Mutual funds	40,262
* Fidelity Freedom 2025 Fund	Mutual funds	40,125
Invesco Equally-Weighted S&P 500	Mutual funds	36,501
* Fidelity Small Cap Growth Fund	Mutual funds	35,847
* Fidelity Growth Discovery Fund	Mutual funds	34,222
* Fidelity US Bond Index	Mutual funds	27,290
* Fidelity Total Market Index Fund	Mutual funds	26,710
* Janus Henderson Enterprise Fund	Mutual funds	25,384
* Fidelity Freedom 2060 Fund	Mutual funds	25,223
PIMCO Income Fund	Mutual funds	21,149
American - The Growth Fund of America Class A	Mutual funds	17,140
American New Perspective Fund Class A	Mutual funds	15,710
American Funds EuroPacific Growth Class A	Mutual funds	14,007

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Assets Held For Investment Purposes

December 31, 2017

(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Eventide Gilead Fund	Mutual funds	13,946
Hodges Fund - Professionally Managed Portfolio	Mutual funds	13,212
Champlain Mid Cap Fund	Mutual funds	12,955
Pin Oak Equity Fund	Mutual funds	12,621
* Fidelity Mid Cap Value Fund	Mutual funds	11,203
* Fidelity Puritan Fund	Mutual funds	10,652
* Fidelity Japan Fund	Mutual funds	9,932
* Fidelity China Region Fund	Mutual funds	9,906
* Fidelity Freedom 2015 Fund	Mutual funds	8,496
* Fidelity Global ex US Index Fund	Mutual funds	7,409
JPMorgan Income Builder Fund	Mutual funds	6,968
* Fidelity Overseas Fund	Mutual funds	6,831
AIG Focused Dividend Strategy	Mutual funds	6,664
* Wells Fargo Special Small Cap	Mutual funds	6,218
* Fidelity Extended Market Index	Mutual funds	5,788
* Fidelity Freedom Income Fund	Mutual funds	3,330
* Invesco Diversified Dividend F	Mutual funds	3,157
* MassMutual Premier Small/Mid	Mutual funds	2,996
* Fidelity Value Fund	Mutual funds	2,482
	Sub-Total	$3,518,670

SPDR Portfolio Total Stock Market	Other investments	114,775
SPDR S&P 500 ETF Trust	Other investments	98,738
WisdomTree India Earnings Fund	Other investments	64,032
iShares Russell 1000 ETF	Other investments	52,014
Vanguard Extended Market ETF	Other investments	50,279
Vanguard S&P 500 ETF	Other investments	49,058
SPDR Dow Jones Industrial Average ETF	Other investments	37,107
iShares Core S&P 500 ETF	Other investments	33,419
Financial Select Sector SPDR Fund	Other investments	22,607
Energy Select Sector SPDR Fund	Other investments	22,254
iShares MSCI India ETF	Other investments	18,241
iShares MSCI Japan ETF	Other investments	12,144
iShares MSCI Mexico ETF	Other investments	10,069
Vanguard Energy ETF	Other investments	9,895
	Sub-Total	$594,632

* Fidelity Cash Reserves	Cash	697,832
* Fidelity Non-interest Bearing Cash	Non-interest bearing cash	2,184

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

Schedule of Assets Held For Investment Purposes

December 31, 2017

(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Sub-Total	$700,016

* Participant Loans	Interest Rate 4.25% - 5.25% Maturity Dates through November, 2022	$73,690

	Grand Total	$9,220,729

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 20, 2018	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Plan Administration Committee